Exhibit 99.2

ASM International N.V.

ASM International Responds to Fursa Alternative Strategies

BILTHOVEN, the Netherlands, February 28, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it has responded to suggestions proposed by Fursa Alternative Strategies in recent correspondence with the Company, and provided as exhibits to SEC 13D filings by Fursa on December 12, 2007 and January 18, 2008. For the convenience of investors, the letter from ASM International Supervisory and Management Boards is included below.

Fursa Alternative Strategies LLC

Attn. Mr C. Timmermans

6 Duke Street

London SW1Y 6BN

UNITED KINGDOM

Date
February 27, 2008

Dear Mr Timmermans,

This letter is sent on behalf of the Supervisory Board and the Management Board and is a follow up to our letter of February 11, 2008 and replies to your letter of January 28, 2008, which the Management Board has discussed with the Supervisory Board on February 6 and, again, on February 27. This letter is also a reply to your letter of February 26.

As I am sure you know members of our Management Board have had a further meeting with two members of the group of managers with an industry background (the “Team”) in Bilthoven on Monday, February 18.

In preparation of that meeting we have carefully reviewed the presentation held by the Team on January 10, 2008 and we have verified certain factual information assumed in that presentation. The Management Board has spent considerable time and effort in this exercise and it has made the Supervisory Board aware of its main findings.

We have shared our preliminary findings with the Team representatives during the meeting of February 18. That meeting was in many respects positive and constructive. We do value the interest which the Team takes in the development of our front-end business and we have found that on many issues, the analysis and line of thinking of the Team and our Management Board is aligned in many aspects. This means that we can agree to the Team’s approach to certain business issues because that approach is in line with our approach. We have explained that on many of the matters identified by the Team we already have plans in place or are already working on resolving these issues. This, for obvious reasons, could not be known to the Team, because they have no insight knowledge of our company.

It is true that on a fairly limited number of issues we have a different opinion. During our conversations with the Team we have explained why we felt that their opinion on specific matters was not appropriate.

Indeed, on one particular subject, i.e. an allegation as to our technical market position concerning one of our established product lines, the Team had made a major mistake and the concerns which the Team had expressed proved to be factually and materially incorrect and ill founded. The Team members present apparently acknowledged this when this was explained to them on February 18.

It is not opportune to discuss in any detail on which subjects there was a basic agreement on the approach and on which subjects the opinions differ, but we trust that the Team has communicated the gist of our discussions to you.

It was a pleasure and a privilege to have serious discussions with knowledgeable persons and we have indeed appreciated the Teams input and willingness to share their viewpoints and analyses with us.

As you are aware in 2006 we have achieved our publicly announced financial targets. We are proud to be able to say that we have now also achieved our target of net earnings in our front-end operations for the year 2007, as is apparent from the press-release which we issued today.

This means that we have in the last two years achieved a major improvement of our profitability. We are, as promised, closing the gap with companies which can be considered to be our peers. As indicated earlier we trust that we can realise our milestones also in the future with a view of achieving a profitability level in the year 2009 in accordance with our earlier prognosis. Having said this, I note that your Team acknowledged that 2008 will be a difficult year and that they aim to head for 2010 to achieve a solid level of profitability.

Against this background the two boards are confident that current management is able to deliver. Therefore, we are of the opinion that it is not in the interest of the company and its stakeholders to now make changes in the Management Board other than already announced. As you will know, we made good faith efforts to see whether the Team, or members thereof, would consider taking on a consultancy role so that ASMI was in a position to build on these initial meetings, and further draw on their expertise. Unfortunately, these efforts were rejected out of hand. It was made clear to us that there was no interest in assisting the current management team, only in replacing them.

As I have mentioned before representatives of our Supervisory Board and Management Board will be happy to having further discussions with you about our past achievements, our future plans and your proposals. Our secretary will contact you this week to agree a date on short term.

Yours sincerely,

A.H. del Prado

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASM:

Naud van der Ven: +31 30 229 8540

Erik Kamerbeek: +31 30 229 8500

Mary Jo Dieckhaus: + 1 212 986 2900